Exhibit 11.1

               Health Systems International, Inc. and Subsidiaries
                        Computation of Earnings Per Share
                      (In thousands, except per share data)

                                             Three-Months Ended March 31,
                                                 1996       1995


Primary:
   Shares outstanding at beginning of                       48,492
   Weighted average shares issued                (449)         322
   Weighted average shares
   Dilutive shares contingently
         of stock options, net of
         been purchased (at average
         treasury with assumed                    257          354
   Total primary shares                        48,135       49,168

   Net income                                 $26,040      $18,911

   Net income per share                       $  0.54      $  0.38


Fully
   Shares outstanding at beginning of
	period					48,327	   48,492
   Weighted average shares issued                (449)        322
   Weighted average shares
   Dilutive shares contingently
         of stock options, net of
         been purchased (at the
         period-end market price) for
         assumed proceeds from                    299         468
   Total fully diluted shares                  48,177      49,282

   Net income                                 $26,040     $18,911

   Net income per share                       $  0.54     $  0.38


